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                            August 13, 2020

       Kelly Roman
       Chief Executive Officer
       Fisher Wallace Laboratories, Inc.
       325 Rutledge Street
       Brooklyn, NY. 11211

                                                        Re: Fisher Wallace
Laboratories, Inc.
                                                            Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed August 10,
2020
                                                            File No. 024-11229

       Dear Mr. Roman:

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2020 letter.

       Amendment 3 to Form 1-A

       General

   1. We note your revisions to your legal opinion and bonus share structure. Please revise your offering circular
to include the bonus shares in your maximum offering price. You may refer to Rule 251,
Note to Paragraph (A) when determining the value to ascribe to the bonus shares.
 Kelly Roman
Fisher Wallace Laboratories, Inc.
August 13, 2020
Page 2

       You may contact Tracie Mariner at (202) 551-3744 or Jeanne Baker at
(202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any other questions.



FirstName LastNameKelly Roman                             Sincerely,
Comapany NameFisher Wallace Laboratories, Inc.
                                                          Division of
Corporation Finance
August 13, 2020 Page 2                                    Office of Life
Sciences
FirstName LastName